EXHIBIT A

SHRAGA KATZ TO RETIRE FROM CERAGON NETWORKS®;
IRA PALTI APPOINTED PRESIDENT AND CEO

        TEL AVIV, Israel, May 26, 2005 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, announced today that Shraga Katz, founder, President and CEO of the Company, has notified the Board that he intends to retire from his position effective July 31st. As the result of its search activity since Mr. Katz’s decision, the Board has appointed Ira Palti, a veteran executive, as Ceragon’s new President and CEO.

        Upon retirement, Mr. Katz will resign from the Board of Directors as well but has agreed to be involved in the Company’s activities as an advisor.

        Commenting on his decision Mr. Katz said, “After almost nine years with the Company, I feel that it is an appropriate time for me to hand over the reins to a new CEO. It has been both exciting and satisfying for me to establish a company and lead it through many stages of growth. I am confident that Ceragon will continue to grow and prosper.”

        Zohar Zisapel, Chairman of the Board, said, “We want to express our deepest appreciation to Shraga for his leadership, dedication and vision. He founded Ceragon and took it from a startup through its IPO to being a leader in the wireless communications field, with thousands of systems installed at leading operators throughout the world. With Shraga at the helm, Ceragon successfully came through the difficult years for the telecommunications industry after 2000 and has now become a much larger, rapidly growing and profitable company. We wish Shraga all the best. Looking forward, we are pleased to have Ira Palti join us,” continued Mr. Zisapel. “He is highly respected by the business community. Ira’s experience in managing a wide variety of companies, including those in the telecommunications field, makes him an excellent choice to lead Ceragon in the coming years.”

        Ira Palti brings to Ceragon over 20 years’ experience in the high-tech industry. Since January 2003, he has been CEO of Seabridge Ltd., a Siemens company that is a global leader in the area of broadband services and networks. Prior to joining Seabridge, he was the COO of VocalTec Communications Ltd. (Nasdaq: VOCL), responsible for sales, marketing, customer support and product development. Among the positions he held before joining Vocaltec was founder of Rosh Intelligent Systems, a company providing software maintenance and AI diagnostic solutions and one of the first startups in Israel.

        Mr. Palti commented: “I am very enthusiastic about the opportunity to join Ceragon, a company that has a great team of people, superb products, an excellent customer base and global reach. Together we will take Ceragon to new heights.”

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Shraga Katz Announces Retirement – 2

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release contains statements concerning Ceragon’s future prospects and growth that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contact:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

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